Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
($ amounts in thousands)

	Year Ended October 31,
	2011	2012	2013	2014	2015
Earnings:
Income (loss) before income taxes	$(29,366)	$112,942	$267,697	$504,582	$535,562
Adjustments to income (loss) before income taxes:
(Income) loss from unconsolidated entities	1,194	(23,592)	(14,392)	(41,141)	(21,119)
Distributed earnings from unconsolidated entities	12,081	5,258	23,468	43,973	19,459
Interest expense	80,282	90,521	115,238	142,851	147,477
Rent expense	4,135	3,728	3,658	4,128	4,195
Amortization	1,347	1,782	2,952	3,639	3,516
	$69,673	$190,639	$398,621	$658,032	$689,090

Fixed charges:
Interest incurred	$114,761	$125,783	$134,198	$163,815	$155,170
Rent expense	4,135	3,728	3,658	4,128	4,195
Amortization	1,347	1,782	2,952	3,639	3,516
	$120,243	$131,293	$140,808	$171,582	$162,881
Ratio of earnings to fixed charges	(a)	1.45	2.83	3.84	4.23

Note:
Prior to October 31, 2015, we determined that our calculation of earnings for use in the ratio of earnings to fixed charges calculation was not correct as earnings were not adjusted to reflect the impact of income earned and distributed from our unconsolidated entities. Earnings for the years ended October 31, 2011, 2012, 2013, and 2014 have been restated to reflect (1) a reduction in earnings for income earned from unconsolidated entities and (2) and an increase in earnings for income distributed from unconsolidated entities.

(a)	For the year ended October 31, 2011, our earnings were not sufficient to cover fixed charges by approximately $50.6 million.